Mail Stop 4561

July 6, 2007

Mr. Jeffrey L. Schultz
President and Chief Executive Officer
Secured Financial Network, Inc.
100 NE 3rd Avenue, Suite 1500
Ft. Lauderdale, Florida 33301

Re: Secured Financial Network, Inc.
    Form 10-KSB for Fiscal Year Ended December 31, 2005
    Filed May 15, 2006

Dear Mr. Schultz,

    We have completed our review of your Form 10-KSB for Fiscal Year Ended
December 31, 2005 and have no further comments at this time.

                                        Sincerely,

                                        Kevin W. Vaughn
                                        Branch Chief